October 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Attn:	Sonia Barros, Special Counsel

Erin Martin, Attorney-Advisor

Re:	KBS Real Estate Investment Trust III, Inc.

Registration Statement on Form S-11, as amended

File No. 333-164703

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, KBS Real Estate Investment Trust III, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 5:00 P.M. (Eastern) on October 26, 2010 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact Carrie Hartley at 919-786-2007 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

KBS Real Estate Investment Trust III, Inc.

By:     /s/ David E. Snyder

Name: David E. Snyder

Title: Chief Financial Officer